[PUBLIC STORAGE LETTERHEAD]



                                  July 21, 2006


VIA FACSIMILE (202) 772-9210

Mr. Michael McTiernan,  Esq.
Ms. Jennifer Gowetski,  Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

                     Re:    Public Storage, Inc.
                            Amendment No. 3 to Registration Statement on
                            Form S-4
                            FILE NO. 333-133438

Dear Mr. McTiernan and Ms. Gowetski:

     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Public Storage, Inc. (the "Registrant") hereby requests acceleration of the above-captioned Registration Statement to July 24, 2006 at 5:00 p.m. Eastern Time, or as soon as possible thereafter.

     In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

         Should the Securities and Exchange Commission (the "Commission") or staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing, and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States. The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

     Please contact David Shapiro of Wachtell, Lipton, Rosen & Katz at (212) 403-1314 with any questions you may have concerning this request. In addition, please notify Mr. Shapiro when this request for acceleration has been granted.

                                                Very truly yours,

                                                /s/ Stephanie Heim

                                                    Stephanie Heim
                                                    Vice President, Corporate
                                                    Counsel and Secretary